Filed pursuant to Rule 424(b)(5)

Registration No. 333-269463

Prospectus Supplement

(To the Prospectus dated February 8, 2023)

Digital Brands Group, Inc.

51,086 Shares of Common Stock issuable upon exercise of

Common Stock Warrants

This prospectus supplement (the “Supplement”) updates, supersedes and amends certain information contained in the prospectus dated February 8, 2023 (the “Prospectus”), relating to up to 51,086 shares of common stock, par value $0.0001 per share (the “Common Stock”), issuable upon exercise of common stock warrants (the “Existing Warrants”) (as adjusted for the company’s 25-for-1 reverse stock split effected on August 22, 2023 (the “August 2023 Stock Split”)). The Existing Warrants were issued to an institutional investor pursuant to a securities purchase agreement dated January 11, 2023. The Existing Warrants have an exercise price of $95 per share (as adjusted for the August 2023 Stock Split) and would expire on January 13, 2028. The Existing Warrants have been amended as described below under “Amendments to Existing Warrants.”

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock and Class A Warrants are listed on the NasdaqCM under the symbols “DBGI” and “DBGIW”, respectively. On August 31, 2023, the last reported sale price of our common stock on the NasdaqCM was $11.82 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On August 31, 2023, we entered into a securities purchase agreement with a single institutional investor (the “Private Placement”). In connection with the closing of the Private Placement, the Company would enter into a warrant amendment agreement (the “Warrant Amendment Agreement”) with the purchaser in the Private Placement, who participated in the Company’s offering of securities pursuant to a securities purchase agreement dated January 11, 2023. Under the Warrant Amendment Agreement, the Company has agreed to (i) reduce the exercise price of such Existing Warrants to $9.43 per share; and (ii) extend the expiration date of such Existing Warrants to March 5, 2029. These amendments became effective on the closing of the Private Placement on September 5, 2023.

Prospectus supplement dated September 5, 2023